Exhibit 19.1

GSI TECHNOLOGY, INC.

INSIDER TRADING POLICY

I.	Trading in Company Securities While in Possession of Material Nonpublic Information is Prohibited

The purchase or sale of securities by any person who possesses material nonpublic information is a violation of federal and state securities laws.  Furthermore, it is important that the appearance, as well as the fact, of trading on the basis of material nonpublic information be avoided.  Therefore, it is the policy of GSI Technology, Inc. (the “Company”) that any person subject to this Policy who possesses material nonpublic information pertaining to the Company may not trade in the Company’s securities, advise anyone else to do so, or communicate the information to anyone else until you know that the information has been disseminated to the public.

No director, officer, employee or consultant of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities,

●	buy or sell securities of the Company, other than pursuant to a trading plan that complies with Rule 10b5-1 promulgated by the Securities and Exchange Commission ( “SEC”),
●	engage in any other action to take personal advantage of that information, or
●	pass that information on to others outside the Company, including friends and family (a practice referred to as “tipping”).

In addition, it is the policy of the Company that no officer, director, employee or consultant who, in the course of working for the Company, learns of material nonpublic information of another company with which the Company does business, such as a customer or supplier, may trade in that company’s securities until that information becomes public or is no longer material.

II.	All Employees, Officers, Directors and their Family Members and Affiliates Are Subject to this Policy

This Policy applies to all directors, officers, employees and consultants of the Company and its subsidiaries.  For the purposes of this Policy, officers, outside directors and consultants are included within the term “employee.”  This Policy also applies to any other persons whom the Company’s Insider Trading Compliance Officer may designate because they have access to material nonpublic information concerning the Company, as well as any person who receives material nonpublic information from any Company insider.  This Policy applies to family members who reside with employees, officers and directors (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in such persons’ household and any family members who do not live in their household but whose transactions in the Company’s securities are directed by employees, officers and directors or are subject to the control or influence by such persons, such as parents or children who consult with such persons before they trade in the Company’s securities (collectively referred to as “Family Members”).  You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities, and you should treat all such transactions for purposes of this Policy and applicable securities laws as if the transactions were for your own account.  This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or the Family Member.  This Policy also applies to any entities (such as trusts, limited partnerships and corporations) over which employees, officers and directors have or share voting or investment control (collectively referred to as “Controlled Entities”), and transactions by Controlled Entities should also be treated for purposes of this Policy and applicable securities laws as if they were for your own account.

III.	Trading Window

Any trade by a person that is subject to this Policy will be permitted only during an open “trading window.”  The trading window opens following the close of trading on the second full trading day following the public issuance of the Company’s earnings release for the most recent fiscal quarter (which generally occurs approximately four weeks following the close of each of the first three quarters or five-six weeks following the close of the fourth quarter) and closes at the close of trading fifteen days prior to the end of a fiscal quarter.  In addition to the times when the trading window is scheduled to be closed, the Company may impose a special blackout period at its discretion due to the existence of material nonpublic information, such as a pending acquisition.  Following termination of employment or other service, employees will be subject to the trading window, as well as any special blackout period in effect at the time of termination, for one full fiscal quarter thereafter.  Even when the window is open, Company personnel are prohibited from trading in the Company’s securities while in possession of material nonpublic information.  The Company’s Compliance Officer will advise employees when the trading window opens and closes; provided that employees of the Company are charged with the knowledge of and responsible for their own compliance with this Policy in every situation.

IV.	Hardship Exemptions

The Compliance Officer may, on a case by case basis, authorize a transaction in the Company’s securities outside of the trading window (but in no event during a special blackout period) due to financial or other hardship.  Any request for a hardship exemption must be in writing and must describe the amount and nature of the proposed transaction and the circumstances of the hardship.  (The request may be made as part of a pre-clearance request, so long as it is in writing.)  An employee requesting the hardship exemption must also certify to the Compliance Officer within two business days prior to the date of the proposed trade that he or she is not in possession of material nonpublic information concerning the Company and that the transaction does not misuse the Company’s information.

The existence of the foregoing procedure does not in any way obligate the Compliance Officer to approve any hardship exemption requested by an employee, and all employees are cautioned that this exemption is intended to address limited and unusual circumstances.

V.	Executive Officers and Directors Are Subject to Additional Restrictions

A.Section 16 Insiders.  The Company’s directors and certain officers designated as “executive officers” are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) and the underlying rules and regulations promulgated by the SEC.  Each such person is referred to herein as a “Section 16

Insider.”  The Company will maintain a list of Section 16 Insiders and amend such list from time to time as necessary to reflect the addition and the resignation or departure of Section 16 Insiders.

B.Additional Restrictions.  Section 16 Insiders are also subject to the additional restrictions set forth in Appendix I hereto.

VI.	Insider Trading Compliance Officer

The Company has designated Douglas Schirle, Chief Financial Officer, as its Insider Trading Compliance Officer (the “Compliance Officer”).

The duties of the Compliance Officer include the following:

1.	Administering this Policy and monitoring and enforcing compliance with all Policy provisions and procedures.
2.	Responding to all inquiries relating to this Policy and its procedures.
3.	Designating and announcing special trading blackout periods during which all or some Section 16 Insiders and other employees shall be prohibited from trading in Company securities.
4.

Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Compliance Officer determines have access to material nonpublic information concerning the Company.

5.

Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations; and assisting in the preparation and filing of all required SEC reports relating to trading in Company securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

6.	Selecting designated brokers through which employees are authorized to trade Company securities.
7.	Revising this Policy as necessary to reflect changes in federal or state insider trading laws and regulations.
8.

Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

9.	Maintaining the list of Section 16 Insiders and updating such list periodically as necessary to reflect additions or deletions.
10.	Designing and requiring training about the obligations of this Policy as the Compliance Officer considers appropriate.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.  In fulfilling his or her duties under this Policy, the Compliance Officer shall be authorized to consult with the Company’s outside counsel.

VII.	Pre-Clearance of Trades

All purchases and sales of equity securities of the Company by persons subject to this Policy, other than transactions that are not subject to the Policy or transactions pursuant to a Rule 10b5-1 trading plan approved by the Compliance Officer, must be pre-cleared by the Compliance Officer.  The intent of this requirement is to prevent inadvertent violations of this Policy, avoid trades involving the appearance of improper insider trading, facilitate timely Form 4 reporting and avoid transactions that are subject to disgorgement under Section 16(b) of the Exchange Act.

Requests for pre-clearance must be submitted to the Compliance Officer at least two business days in advance of each proposed transaction.  The request must be submitted either in writing or in an email addressed to insidertrades@gsitechnology.com, a special email box to which the Compliance Officer and other designated persons have access.  If the employee leaves a voicemail message or submits the request by email and does not receive a response from the Compliance Officer within 24 hours, the employee will be responsible for following up to ensure that the message was received.

A request for pre-clearance should provide the following information:

●	The nature of the proposed transaction and the expected date of the proposed transaction.
●	The number of shares involved.
●	If the proposed transaction involves a stock option exercise, the specific option to be exercised and the manner of exercise (e.g. “same day sale” or “cashless exercise”).
●	Contact information for the broker who will execute the proposed transaction.
●	A confirmation that the Section 16 Insider has carefully considered whether he or she may be aware of any material nonpublic information relating to the Company (describing any borderline matters or items of potential concern) and has concluded that he or she does not.
●	Whether the proposed transaction complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by a Section 16 Insider.
●	Any other information that is material to the Compliance Officer’s consideration of the proposed transaction.

The Compliance Officer may withhold or condition pre-clearance in his or her sole discretion.  If the proposed transaction is pre-cleared, the employee may proceed with it on the approved terms within three days of the pre-clearance, provided that he or she complies with all other applicable securities law requirements, such as Rule 144 and prohibitions regarding trading on the basis of inside information, and with any special trading blackout imposed by the Company prior to the completion of the trade.  If the employee is a Section 16 Insider, the employee and his or her broker will be responsible for immediately reporting the results of the transaction as further described below.

In addition, pre-clearance by the Compliance Officer is required for a Section 16 Insider (or any other person subject to this Policy) to enter into or modify a Rule 10b5-1 trading plan.  Plans that are not pre-cleared may not be used by a Section 16 Insider.  Pre-clearance must be requested at least five full trading days prior to entry into or modification of the 10b5-1 trading plan and be accompanied by a copy of the plan.  However, pre-clearance will not be required for individual transactions effected pursuant to a pre-cleared Rule 10b5-1 trading plan that specifies or establishes a formula for determining the dates, prices and amounts of planned trades.  Of course, the results of transactions effected by a Section 16 Insider under a Rule 10b5-1 trading plan must be reported immediately to the Company since they will be reportable on Form 4 within two business days following the execution of the trade.  Additional information regarding Rule 10b5-1 trading plans is set forth in Appendix I hereto.

Notwithstanding the foregoing, any transactions by the Compliance Officer shall be subject to pre-clearance by the Chief Executive Officer or, in the event of his or her unavailability, the Chair of the Nominating and Governance Committee of the Board of Directors.

VIII.	Designated Brokers

Each market transaction in the Company’s stock must be executed by a broker designated by the Company unless the employee has received authorization from the Compliance Officer to use a different broker.

Each employee and any broker that handles the employee’s transactions in the Company’s stock will be required to enter into an agreement whereby:

●	The employee authorizes the broker to immediately report directly to the Company the details of all transactions in Company equity securities executed by the broker in the employee’s account and the accounts of all others designated by the Section 16 Insider whose transactions may be attributed to the Section 16 Insider.
●	The broker agrees not to execute any transaction for the employee or any of the foregoing designated persons (other than under a pre-approved Rule 10b5-1 trading plan) until the broker has verified with the Company that the transaction has been pre-cleared.
●	The broker agrees to immediately report the transaction details (including transactions under Rule 10b5-1 trading plans) directly to the Company and to the Section 16 Insider by telephone and in writing (by fax or email).
IX.	Applicability of This Policy to Transactions in Company Securities

A.General Rule.  This Policy applies to all transactions in the Company’s securities, including common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options.  For purposes of this Policy, the term “trade” includes any transaction in the Company’s securities, including gifts and pledges.

B.Employee Benefit Plans.

Stock Option Plans.  The trading prohibitions and restrictions set forth in this Policy do not apply to the exercise of stock options for cash, but do apply to all sales of securities acquired through the exercise of stock options.  Thus, this Policy does apply to the “same-day sale” or cashless exercise of Company stock options.

Employee Stock Purchase Plans.  The trading prohibitions and restrictions set forth in this Policy do not apply to periodic contributions by the Company or employees to employee stock purchase plans or employee benefit plans (e.g., a pension or 401(k) plan) which are used to purchase Company securities pursuant to the employee’s advance instructions.  However, no officers or employees may alter their instructions regarding the level of withholding or the purchase of Company securities in such plans while in the possession of material nonpublic information.  Any sale of securities acquired under such plans is subject to the prohibitions and restrictions of this Policy.

X.	Definition of “Material Nonpublic Information”

A.“Material”.  Information about the Company is “material” if it would be expected to affect the investment or voting decisions of a reasonable shareholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company.  In simple terms, material information is any type of information which could reasonably be expected to affect the market price of the Company’s securities.  Both positive and negative information may be material.  While it is not possible to identify all information that could be deemed material, the following types of information ordinarily would be considered material:

●	Financial performance, especially quarterly and year-end operating results, and significant changes in financial performance or liquidity.
●	Projections of future earnings or losses, or other earnings guidance, and any changes to previously announced earnings guidance.
●	Company projections and strategic plans.
●	Potential mergers, acquisitions or tender offers, the sale of Company assets or subsidiaries or major partnering agreements.
●	New major contracts, orders, suppliers, customers or financing sources or the loss thereof.
●	Major discoveries or significant changes or developments in products or product lines, research or technologies.
●	Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns.
●	Significant pricing changes on key products or services.
●	Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.
●	Significant changes in senior management or membership of the Board of Directors.
●	Significant labor disputes or negotiations.

●	Actual or threatened major litigation or significant developments in, or the resolution of, such litigation.
●	Substantial contracts not in the ordinary course of business.
●	Significant cybersecurity incidents, such as data breaches or significant disruptions or unauthorized access to information technology infrastructure.

B.“Nonpublic”.  Material information is “nonpublic” if it has not been widely disseminated to the general public through a report filed with the SEC or through major newswire services, national news services or financial news services.  For the purpose of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information.

C.Consult the Compliance Officer When in Doubt.  Any employees who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.

XI.	Employees May Not Disclose Material Nonpublic Information to Others or Make Recommendations Regarding Trading in Company Securities

No employee may disclose material nonpublic information concerning the Company to any other person (including family members) where such information may be used by such person to his or her advantage in the trading of the securities of companies to which such information relates, a practice commonly known as “tipping.”  No employee or related person may make recommendations or express opinions as to trading in the Company’s securities while in possession of material nonpublic information, except such person may advise others not to trade in the Company’s securities if doing so might violate the law or this policy.

XII.	Employees May Not Participate in Chat Rooms

Employees are prohibited from participating in chat room discussions or other Internet forums regarding the Company’s securities or business.

XIII.	Only Designated Company Spokespersons Are Authorized to Disclose Material Nonpublic Information

The Company is required under the federal securities laws to avoid the selective disclosure of material nonpublic information.  The Company has established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release.  Employees may not, therefore, disclose material information to anyone outside the Company, including family members and friends, other than in accordance with those established procedures.  Any inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to the Compliance Officer or the Chief Executive Officer.

XIV.	Certain Types of Transactions Are Prohibited

A.Short Sales.  Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects.  In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.  For these reasons, short sales of the Company’s securities are prohibited by this Policy.  In addition, Section 16(c) of the Exchange Act expressly prohibits executive officers and directors from engaging in short sales.

B.Publicly Traded Options.  A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore may create the appearance that the director or employee is trading based on inside information.  Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives.  Accordingly, transactions in puts, calls or other derivative securities involving the Company’s stock, on an exchange or in any other organized market, are prohibited by this Policy.  (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

C.Hedging Transactions.  Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.  These transactions allow the employee to continue to own the covered securities, but without the full risks and rewards of ownership.  When that occurs, the employee may no longer have the same objectives as the Company’s other shareholders.  Therefore, such transactions involving the Company’s securities are prohibited by this Policy.

D.Margin Accounts and Pledges.  Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.  Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.  Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

E.Trading in Other Public Companies’ Securities While in Possession of Material Nonpublic Information is Prohibited.  No person subject to this Policy who possesses material nonpublic information relating to other publicly traded companies, including our vendors, customers and partners, as a result of employment with the Company or the performance of services on our behalf, may, directly or indirectly (through family members, other persons, entities or otherwise) buy or sell securities of such companies, or advise anyone else to do so, or otherwise engage in any action to take personal advantage of that information.

XV.	The Company May Suspend All Trading Activities by Employees

In order to avoid any questions and to protect both employees and the Company from any potential liability, from time to time the Company may impose a “blackout” period during which some or all of the Company’s employees may not buy or sell the Company’s securities.  The Compliance Officer will impose such a blackout period if, in his judgment, there exists nonpublic information that would make trades by the Company’s employees (or certain of the Company’s employees) inappropriate in light of the risk that such trades could be viewed as violating applicable securities laws.

XVI.	Violations of Insider Trading Laws or This Policy Can Result in Severe Consequences

A.Civil and Criminal Penalties.  The consequences of prohibited insider trading or tipping can be severe.  Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay civil penalties up to three times the profit made or loss avoided, face private action for damages, as well as being subject to criminal penalties, including up to 20 years in prison and fines of up to $5 million.  The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.

B.Company Discipline.  Violation of this Policy or federal or state insider trading laws by any director, officer or employee may subject the director to removal proceedings and the officer or employee to disciplinary action by the Company, including termination for cause.

C.Reporting Violations.  Any person who violates this Policy or any federal or state laws governing insider trading, or knows of any such violation by any other person, must report the violation immediately to the Compliance Officer or the Audit Committee of the Company’s Board of Directors.  Upon learning of any such violation, the Compliance Officer or Audit Committee, in consultation with the Company’s legal counsel, will determine whether the Company should release any material nonpublic information or whether the Company should report the violation to the SEC or other appropriate governmental authority.

XVII.	Every Individual Is Responsible

Every employee has the individual responsibility to comply with this Policy against illegal insider trading. An employee may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the employee believes that he or she may suffer an economic loss or forego anticipated profit by waiting.

XVIII.	This Policy Continues to Apply Following Termination of Employment

The Policy continues to apply to transactions in the Company’s securities even after termination of employment.  If an employee is in possession of material nonpublic information when his or her employment terminates, he or she may not trade in the Company’s securities until that information has become public or is no longer material.

XIX.	The Compliance Officer Is Available to Answer Questions about this Policy

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer.

XX.	This Policy Is Subject to Revision

The Company may change the terms of this Policy from time to time to respond to developments in law and practice.  The Company will take steps to inform all affected persons of any material change to this Policy.

XXI.	Nominating and Governance Committee

The Nominating and Governance Committee will be responsible for monitoring and recommending any modification to the Insider Trader Policy, if necessary or advisable, to the Board of Directors.

XXII.	All Employees Must Acknowledge Their Agreement to Comply with This Policy

This Policy will be delivered to all employees upon its adoption or material revision by the Company, and to all new employees at the start of their employment or relationship with the Company.  Upon first receiving a copy of the Policy or any revised versions, each employee must sign an acknowledgment that he or she has received a copy and agrees to comply with the Policy’s terms.  This acknowledgment and agreement will constitute consent for the Company to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

APPENDIX I

Special Restrictions on Transactions in Company Securities by

Executive Officers and Directors

I.	Overview

To minimize the risk of apparent or actual violations of the rules governing insider trading, we have adopted these special restrictions relating to transactions in Company securities by Section 16 Insiders.  As with the other provisions of this Policy, Section 16 Insiders are responsible for ensuring compliance with this Appendix I by Family Members and Controlled Entities (as those terms are defined in this Policy).  Section 16 Insiders should provide each of these persons or entities with a copy of this Policy.

II.	Individual Account Plan Blackout Periods

Certain trading restrictions apply during a blackout period applicable to any Company individual account plan in which participants may hold Company stock (such as the Company’s 401(k) Plan).  For the purpose of such restrictions, a “blackout period” is a period in which the plan participants are temporarily restricted from making trades in Company stock.  During any blackout period, directors and executive officers are prohibited from trading in shares of the Company’s stock that were acquired in connection with such director’s or officer’s service or employment with the Company.  Such trading restriction is required by law, and no hardship exemptions are available.  The Company will notify directors and executive officers in the event of any blackout period.

III.	Reporting of Transactions

To facilitate timely reporting under Section 16 of the Exchange Act of insider transactions in Company stock, Section 16 Insiders are required to on the same day as the trade date, or, with respect to transactions effected pursuant to a 10b5-1 Plan, on the day the Section 16 Insider is advised of the terms of the transaction, (a) report the details of each transaction to the Compliance Officer immediately after it is executed and (b) arrange with persons whose trades must be reported by the Section 16 Insider under Section 16 (such as immediate family members living in the Section 16 Insider’s household) to immediately report directly to the Company and to the Section 16 Insider the details of any transactions they have in the Company’s stock.

Transaction details to be reported include:

●	Transaction date (trade date).
●	Number of shares involved.
●	Price per share at which the transaction was executed (before addition or deduction of brokerage commission and other transaction fees).
●	If the transaction was a stock option exercise, the specific option exercised.
●	Contact information for the broker who executed the transaction.
●	Specific representation that the Section 16 Insider is not in possession of material non-public information.

●	For a Section 16 Insider, a specific representation whether the transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1I.

The transaction details must be reported to the Compliance Officer, with copies to the Company personnel who will assist the Section 16 Insider in preparing his or her Form 4.

IV.	Persons Subject to Section 16

Most purchases and sales of Company securities by its directors, executive officers and greater-than-10% stockholders are subject to Section 16 of the Exchange Act. The Nominating and Governance Committee will review, at least annually, those individuals who are deemed to be executive officers for purposes of Section 16 and will recommend any changes regarding such status to the Board of Directors.  An executive officer is generally defined as the president, principal financial officer, principal accounting officer or controller, any vice president in charge of a principal business unit, division or function or any other officer or person who performs a policy-making function.

V.	Form 4 Reporting

Under Section 16, most trades by Section 16 Insiders are subject to reporting on Form 4 within two business days following the trade date (which in the case of an open market trade is the date when the broker places the buy or sell order, not the date when the trade is settled). To facilitate timely reporting, all transactions that are subject to Section 16 must be reported to the Company on the same day as the trade date, or, with respect to transactions effected pursuant to a Rule 10b5-1 plan, on the day the Section 16 Insider is advised of the terms of the transaction.

VI.	Special Guidelines for 10b5-1 Trading Plans

A Section 16 Insider (or any other person subject to the Insider Trading Policy) will not be deemed to have violated the Policy for transactions pursuant to a 10b5-1 trading plan that has been pre-cleared by the Compliance Officer. The Compliance Officer may withhold or condition pre-clearance of any proposed 10b5-1 Plan (each, a “Proposed Plan”) for any reason, in his or her sole discretion.

A.Each Proposed Plan must be approved prior to the effective time of any transactions under such Proposed Plan by the Compliance Officer in consultation with the Company’s counsel.  The Company reserves the right to withhold approval of any Plan that the Compliance Officer determines:

1.	fails to comply with the Rule;
2.

would permit a transaction to occur before the later of (i) 90 days after adoption (including deemed adoption) of the Proposed Plan or (ii) two business days after disclosure of the issuer’s financial results in a Form 10-Q or Form 10-K for the quarter in which the Proposed Plan was adopted (subject to a maximum of 120 days after adoption of the Proposed Plan);

3.

is established during a “closed” window period or a special “blackout” period, or the Section 16 Insider is unable to represent to the satisfaction of the Compliance Officer that the Section 16 Insider is not in possession of material nonpublic information regarding the Company;

2

4.

lacks appropriate mechanisms to ensure that the Section 16 Insider complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by the Section 16 Insider;

5.

does not provide the Company the right to suspend all transactions under the Proposed Plan if the Compliance Officer, in his or her sole discretion, deems such suspension necessary or advisable, including suspensions to comply with any “lock-up” agreement the Company agrees to in connection with a financing or other similar events;

6.	exposes the Company or the Section 16 Insider to liability under any other applicable state or federal rule, regulation or law;
7.	creates any appearance of impropriety;
8.	fails to meet guidelines for such plans established by the Company from time to time;
9.	otherwise fails to satisfy review by the Compliance Officer for any reason;

Once a Plan is approved, no further pre-approval of transactions conducted pursuant to the Plan will be required.

B.Transactions must be made pursuant to a documented plan (the “Plan”) entered into in good faith that complies with all provisions of Rule 10b5-1, as amended from time to time (the “Rule”), including, without limitation:

1.	Each Plan must be in the form of a binding, written contract that specifies either:
(a)	the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or
(b)

a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold.

2.

Each Plan must prohibit the Section 16 Insider and any other person who possesses material nonpublic information from exercising any subsequent influence over how, when, or whether to effect purchases or sales and must state that any person executing Plan transactions may not deviate from Plan instructions.

C.Any modifications to or deviations from a 10b5-1 Plan are deemed to be the Section 16 Insider entering into a new 10b5-1 Plan and, accordingly, require pre-clearance of such modification or deviation. Any termination of the Plan is subject to the prior approval of the Compliance Officer.  Any termination of a 10b5-1 Plan must be immediately reported to the Compliance Officer. If a Section 16 Insider has pre-cleared a new 10b5-1 Plan (the “Second

3

Plan”) intended to succeed an earlier pre-cleared 10b5-1 Plan (the “First Plan”), the Section 16 Insider may not affirmatively terminate the First Plan without pre-clearance, because such termination is deemed to be entering into the Second Plan.

D.Each Plan must:

1.	be established at a time when the Section 16 Insider is not aware of material nonpublic information about the Company or the securities covered by the Plan;
2.	be established at a time when the trading window is open with respect to the Section 16 Insider;
3.	be established in good faith and not as part of a plan or scheme to evade the insider trading rules; and
4.

provide that the first transaction under the Plan will occur no sooner than the later of 30 days after the date of establishment of the Plan and the opening of the trading window following the Company’s next quarterly earnings release.

E.None of the Company, the Board of Directors, the Compliance Officer nor any of the Company’s other officers, employees or representatives shall be deemed, solely by virtue of their approval of a Plan, to have represented that such Plan complies with the Rule or to have assumed any liability or responsibility to the Section 16 Insider or any other party if such Plan fails to comply with the Rule.

4